UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brasil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Alaska Air Group Orders Nine New E175 Aircraft for Operation with Horizon Air

São José dos Campos, Brazil, 12 May 2021 – Embraer has agreed the sale of nine new E175 jets to Alaska Air Group and its subsidiary Horizon Air. The E175 aircraft will fly exclusively with Alaska Airlines under a Capacity Purchase Agreement (CPA). The value of the contract, which will be included in Embraer’s second-quarter backlog, is USD 449.1 million, based on current list prices.

“We have navigated through the pandemic and we’re on a solid path to recovery. The E175 remains a key part of our strategy,” said Nat Pieper, Alaska Airlines senior vice president of fleet, finance and alliances. “We’re excited about growth in the years ahead, which has always been at the heart of Alaska’s DNA. The E175 is a terrific plane to help us add new routes and frequencies, and to complement our mainline aircraft to meet fluctuating demand with the right capacity.”

Alaska Airlines, a new member of the oneworld Alliance, currently has 62 Embraer E175 jets in their fleet, operated by Horizon Air and SkyWest Airlines. The 76-seat aircraft will be delivered in Alaska’s livery and three-class configuration, starting in 2022.

Joe Sprague, President and CEO of Horizon Air, said, “Our customers love the comfort and convenience of the E175, especially their two by two layout, meaning no one has to sit in the middle seat. The size and efficiency of the E175 also allows us to boost flying in key markets, giving our customers more of the flexibility they crave.”

Mark Neely, VP Sales and Marketing, The Americas, Embraer Commercial Aviation, said, “The E175 is truly the backbone of the North American regional market; Embraer’s market share in the region’s 70-90-seat segment is 85%. There are currently 588 E175s serving U.S. and Canadian carriers in cities across Canada, the USA, Mexico, and Central America.”

Alaska Air Group also announced today a commitment for eight more E175 aircraft with SkyWest Airlines. Once all 17 E175 aircraft announced today are delivered, Alaska Air Group will have 79 E175s in its regional fleet operated by Horizon and SkyWest.

Horizon is converting nine options from its April 2016 contract to firm orders. Added to Horizon’s three remaining firm orders on backlog, they will have a fleet of 42 E175s flying for Alaska Airlines, when all aircraft are delivered.

The E175 has been a lifeline for carriers as they are perfectly suited to rebuild frequencies and add incremental capacity to meet rebounding domestic demand. During 2020 it was the first aircraft type to bounce back, achieving 100% of Alaska’s 2019’s schedule by Nov. 2020. Last October, the E175 started replacing larger aircraft on several intra-Alaska routes. Alaska Airlines has also been building its presence in California with the addition of new seasonal routes between cities in the Golden State and Montana with the E175.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Aircraft photos:

https://embraer.imagerelay.com/share/a5b91ed5eee44458bc7d97eb038ad2a3

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly-owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations